LianSheng Group Inc

3700 Corliss Ave N

Seattle WA 98103

VIA EDGAR

April 3, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549
Attn: Robert Arzonetti

Re:	LianSheng Group Inc (the “Company”) Form 1-A: Request for Qualification File No. 024-12584

Dear Mr. Robert Arzonetti,

We, LianSheng Group Inc (the “Company”), have filed the above-referenced Offering Statement on Form 1-A on March 11, 2025.

We hereby confirm that the State of Delaware has qualified/registered the above-referenced offering. Therefore, we hereby request the above-referenced Offering Statement on Form 1-A (“Offering Statement”) to be declared qualified by the Securities and Exchange Commission, effective at 4:00 PM Eastern Time on Friday, April 4, 2025, or as soon as practicable thereafter.

We hereby withdraw our prior request for the qualification of the above-referenced Offering Statement on Form 1-A.

We appreciate your prompt attention to this matter. Please notify me (Tel: 917 985 7989) if you need anything further.

Sincerely,

/s/ Mo Xiaocheng

Mo Xiaocheng

Director and President